UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

California Resources Corporation

(Name of issuer)

Common Stock

(Title of class of securities)

13057Q107

(CUSIP number)

March 24, 2016

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13057Q 107	Page 2 of 5

1	Names of reporting person: Occidental Petroleum Corporation I.R.S. Identification Number of Above Person (Entities Only): 95-4035997
2	Check the appropriate box if a member of a group: (a): ☐ (b): ☐
3	SEC use only:
4	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with:	5	Sole voting power: 0
	6	Shared voting power: 0
	7	Sole dispositive power: 0
	8	Shared dispositive power: 0
9	Aggregate amount beneficially owned by each reporting person: 0
10	Check if the aggregate amount in row (9) excludes certain shares: ☐
11	Percent of class represented by amount in row (9): 0%
12	Type of reporting person: CO

CUSIP No. 13057Q 107	Page 3 of 5

Item 1(a)	Name of Issuer:

California Resources Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:

9200 Oakdale Avenue, Suite 900

Los Angeles, CA 91311

Item 2(a)	Name of Person Filing:

Occidental Petroleum Corporation

Item 2(b)	Address of Principal Business Office, or if none, Residence:

5 Greenway Plaza, Suite 110

Houston, TX 77046

Item 2(c)	Citizenship:

The state of organization is Delaware.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share.

Item 2(e)	CUSIP Number:

13057Q 107

Item 3.	If this statement is filed pursuant to Sections 240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with Section 240.13d-l(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Section 240.13d-l(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Section 240.13d-l(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with Section 240.13d-l(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Section 240.13d-l(b)(1)(ii)(K).

CUSIP No. 13057Q 107	Page 4 of 5

If filing as a non-U.S. institution in accordance with Section 240.13d-l(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership:

The information required by Items 4(a) through (c) is set forth in rows 5 through 11 of the cover page hereto and is incorporated herein by reference.

On March 24, 2016, Occidental Petroleum Corporation (“Occidental”) distributed to holders of its common stock as of February 29, 2016 (the “Record Date”) 71,500,000 shares of common stock of California Resources Corporation (“CRC”) as a special stock dividend on each outstanding share of Occidental common stock outstanding at the close of business on the Record Date. Following completion of the distribution, Occidental held no shares of CRC common stock. Additional information about the distribution can be found in an information statement filed by Occidental with the Securities and Exchange Commission in a Current Report on Form 8-K on March 2, 2016.

Item 5.	Ownership of Five Percent or Less of a Class.

☒

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

CUSIP No. 13057Q 107	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2017	OCCIDENTAL PETROLEUM CORPORATION

/s/ Marcia E. Backus
	Name:	Marcia E. Backus
	Title:	Senior Vice President and General Counsel

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